AP 3/11

15047660

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Washington DC
194

SEC FILE NUMBER
8- 24805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 Bucharest Ln.
(No. and Street)

Temecula (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Kilpatrick 951-587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave Ste. 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Kilpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Securities Corporation, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Loose certificate attached

Notary Public

2-23-15

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Riverside

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 20 15, by Jeffrey Kilpatrick, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LINDA E. KEENEY
Commission # 1954071
Notary Public - California
Riverside County
My Comm. Expires Sep 26, 2015

(Seal) Signature Linda E Keeney

Newport Securities Corporation
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Newport Securities Corporation

We have audited the accompanying statement of financial condition of Newport Securities Corporation as of December 31, 2014, and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Newport Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2014 , and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Newport Securities Corporation's financial statements. The supplemental information is the responsibility of Newport Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com

Newport Securities Corporation
Statement of Financial Condition
December 31, 2014

Assets

Cash in bank and trading account	$	40,635
Cash - deposit account		25,000
Commission receivable		5,313
Fixed assets, net		83,851
Loan to officer		5,989
Other assets		659
Prepaid insurance		1,174
Total assets	$	162,621

Liabilities and Stockholders' equity

Liabilities

Accounts payable and accrued expenses	$	26,799
Income taxes payable		800
Other liabilities		1,026
Total liabilities		28,625
Commitments and contingencies		
Stockholders' equity		
Common stock, stated value $.076 per share, authorized 75,000,000 shares, 3,540,294 shares issued and outstanding		267,598
Treasury stock		(2,500)
Retained earnings		(131,102)
Total stockholders' equity		133,996
Total liabilities and stockholders' equity	$	162,621

The accompanying notes are an integral part of these financial statements

Newport Securities Corporation
Statement of Income
For the Year Ended December 31, 2014

Revenues		
Commission	$	77,800
Management Fees		339,661
Total revenues		417,461
Expenses		
Automotive and Truck		10,303
Bank charges		585
Business promotion		93
Cleaning		2,585
Client fees		467
Computer expenses		4,770
Consulting fees		2,296
Depreciation		898
Education & training		852
Insurance		2,479
Interest		152
Legal & accounting		10,935
Licenses & taxes		1,418
Meals & entertainments		5,908
Medical		12,316
Membership, dues & subscriptions		10,224
Miscellaneous		3,166
Office supplies		11,607
Payroll taxes		13,177
Postage & delivery		1,761
Printing		12
Quote service & rental		1,497
Regulatory services		2,650
Rent		18,200
Repairs & maintenance		5,245
Salaries & wages - office		17,790
Salaries - officer		205,305
Storage		3,529
Telephone		12,290
Trading costs		35,162
Travel		3,334
Utilities		7,690
Total expenses		408,696
Income from operations		8,765
Other income		
Interest income		5,155
Total other income		5,155
Tax provision		(1,675)
Net income	$	12,245

The accompanying notes are an integral part of these financial statements

Newport Securities Corporation
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Treasury Stock	Retained Earnings	Total
Balance at December 31, 2013	$ 267,598	$ (2,500)	$ (143,347)	$ 121,751
Net income	-	-	12,245	12,245
Balance at December 31, 2014	$ 267,598	$ (2,500)	$ (131,102)	$ 133,996

The accompanying notes are an integral part of these financial statements

Newport Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash flow from operating activities:		
Net income		$ 12,245
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	$ 898	
(Increase) decrease in assets:		
Commissions receivable	(338)	
Loan to officer	(1,600)	
Other assets	(659)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	1,172	
Other liabilities	1,026	
Total adjustments		499
Net cash and cash equivalents provided by operating activities		12,744
Cash flow from investing activities:		
Purchase of equipment	(616)	
Net cash and cash equivalents provided by investing activities		(616)
Net increase in cash and cash equivalents		12,128
Cash and cash equivalents at beginning of year		28,507
Cash and cash equivalents at end of year		$ 40,635

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 152
Income taxes	$ 1,637

Newport Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Newport Securitties Corporation. (the "Company") was incorporated in the State of California on March 1, 1980. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer which provides several classes of services. The majority of its income is earned from investment advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Newport Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions receivable

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Fixed assets

Fixed assets are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising and promotional cost

Advertising and marketing costs are expensed as incurred. For the year ended December 31, 2014, advertising costs of $93 and are included in other operating expense.

Income taxes

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of changes in the tax basis of an asset or liability when measured against its reported amount in the financial statements.

Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Wedbush Securities Inc ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2014 was $25,000.

Note 3: FIXED ASSETS

Fixed assets are recorded at cost, net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Furniture and fixtures	$ 51,774	7
Machinery and equipment	175,254	5
Automotive equipment	35,002	5
Total cost of furniture, equipment, and leasehold improvements	262,030	
Less: accumulated depreciation	(178,179)	
Furniture, equipment, and leasehold improvements, net	$ 83,851	

Depreciation expense for the year ended December 31, 2014 was $898.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the C Corporate status. The company is subject to Federal and California state taxes of $1,662 and $13 respectively.

Management regularly evaluates the likelihood of realizing the benefit for income tax positions taken by the Company in various federal and state filings by considering all relevant facts, circumstances and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2014. Although, the IRS is not currently examining any of the Company's income tax returns, tax years 2010 through 2013 remain open and are subject to examination.

Note 5: RELATED PARTY TRANSACTIONS

Lease agreement

The company leases office space in Temecula, California from its shareholders on a month-to-month basis at $1,600 per month.

Rent expense for the year ended December 31, 2014 was $18,200.

Loan to officer

On January 1, 2014, the Board of Directors established a loan program for corporate officers. The loan bears interest at a rate of 1/2% over the prime rate (3.25% as of December 31, 2014) on the last day of each calendar year. Interest is calculated on the balance outstanding as December 31, 2014. Principal is due on the earlier of fifteen business days following employment termination or December 31, 2025. The maximum amount of loan to the officer may not exceed 10% of the officers' current annualized salary.

As of December 31, 2014, the outstanding balance was $5,989 and the Company accrued interest income of $210.

Note 6: EQUITY

On December 10, 1987 the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 3,540,294 and decreasing the stated value of each share to $.076. Of the shares issued, 15,000 shares are held as treasury stock.

Note 7: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 8: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2014 or during the year then ended.

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2014, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

During the year ending December 31, 2014, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2013-11	Income Taxes (Topic 740): Presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists (A consensus of the FASB emering issues task force)	Fiscal years beginning after December 15, 2013
2014-07	Consolidation (Topic 810) — Applying Variable Interest Entities Guidance to Common Control Leasing Arrangements	Fiscal years beginning after December 15, 2014

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2014, the Company had net capital of $32,010 which was $27,010 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($28,625) to net capital was 0.89 to 1.

Note 12: RECONCILIATION OF AUDITED NET CAPTIAL TO UNAUDITED FOCUS

There is a difference of $1,833 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA

Net capital per unaudited schedule		$ 33,843
Adjustments		
Non-allowable assets	$ (1,833)	
		(1,833)
		$ 32,010

Newport Securities Corporation
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2014

Computation of net capital		
Common stock	$ 267,598	
Accumulated deficits	(131,102)	
Treasury stock	(2,500)	
Total stockholders' equity		133,996
Deduct ownership equity not allowable for net capital		(5,000)
Total stockholders' equity qualified for net capital		128,996
Less: Non-allowable assets		
Commission receivable	(5,313)	
Loan to officer	(5,989)	
Fixed assets, net	(83,851)	
Prepaid insurance	(1,174)	
Other assets	(659)	
Total non-allowable assets		(96,986)
Net Capital		32,010
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 1,908	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 27,010
Ratio of aggregate indebtedness to net capital	0.89 : 1	

There is a difference of $1,833 between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2014.

See independent auditors' report

Newport Securities Corporation
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirements is not applicable to Newport Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditors' report

Newport Securities Corporation
Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Newport Securities Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Newport Securities Corporation
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2014

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Newport Securities Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Newport Securities Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Newport Securities Corporation stated that Newport Securities Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. Newport Securities Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Newport Securities Corp's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2015

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Newport Securities Corporation
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2014

Assertions Regarding Exemption Provisions

We, as members of management of Newport Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Newport Securities Corporation

By:

Jeffrey Kilpatrick, President and General Principal

January 29, 2015

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Newport Securities Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Newport Securities Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Newport Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Newport Securities Corporation's management is responsible for Newport Securities Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2014, with the amounts reported in General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7 and in the related schedules and working papers prepared by Newport Securities Corporation supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2015

Newport Securities Corporation
Schedule of Securirties Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2014

		Amount
Total assessment	$	968
SIPC-6 general assessment Payment made on July 23, 2014		(478)
SIPC-7 general assessment Payment made on January 16, 2015		(490)
Total assessment balance	$	-